SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               Cecil Bancorp, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    149841108
                                 (CUSIP Number)

                             Noel M. Gruber, Esquire
                          James I. Lundy, III, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400

            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  March 4, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


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CUSIP No. 149841108


1. NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Matthew G. Bathon

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   / /
                                                    (b)   / /

3. SEC USE ONLY

4. SOURCE OF FUNDS      PF, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

         Not applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States



     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH


 7.  SOLE VOTING POWER          33,885 (includes options to purchase 770 shares)


 8.  SHARED VOTING POWER


 9.  SOLE DISPOSITIVE POWER     27,585 (includes options to purchase 770 shares)


10.  SHARED DISPOSITIVE POWER        0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               33,885
         (includes options to purchase 770 shares)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      4.23%

14.  TYPE OF REPORTING PERSON*    IN


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This Amendment No. 3 amends and supplements the Schedule 13 D previously filed by the reporting person. Information previously furnished remains unchanged except to the extent that information provided herein is inconsistent with previously filed information.

ITEM 1.  SECURITY AND ISSUER.

This report relates to the common stock $.01 par value, of Cecil Bancorp, Inc. (the "Company"), a Maryland corporation, the principal office of which is located at 127 North Street, Elkton, Maryland 21921-5547.

ITEM 2. IDENTITY AND BACKGROUND

         Matthew G. Bathon, an individual and resident of the Commonwealth of Massachusetts, is a citizen of the United States. His business address is c/o Windspeed Capital LLC, 52 Waltham Square, Lexington, Massachusetts 02421. Mr. Bathon is currently President and General Counsel, Windspeed Capital, LLC a company engaged in financial services and trust administration consulting.

ITEM 4. PURPOSE OF TRANSACTION.

All of the shares of common stock the disposition of which is disclosed hereby were sold for purposes of diversification and obtaining funds for alternative business investments. The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company, in open market transactions, in transactions directly with the Company, pursuant to the Company's dividend reinvestment and stock purchase plan, in private transactions, or otherwise. Any such acquisition will be subject to compliance with applicable state and federal laws regarding changes in control of shares of depository institution holding companies, and applicable restrictions relating to Mr. Bathon's status as a director of the Company.

Mr. Bathon is a member of the Board of Directors of the Company. Except as indicated above, and except for periodic participation by Mr. Bathon in discussions of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in Mr. Bathon's capacity as a member of the Board of Directors of the Company, no reporting person has any present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

All percentages given for ownership of the outstanding common stock are based upon 799,448 shares of common stock outstanding as of March 15, 2003, plus options to purchase common stock held by him which are currently exercisable or exercisable within 60 days of the date hereof.

As of the date of this filing, Mr. Bathon beneficially owns 33,885 shares of common stock, and presently exercisable options to acquire 770 shares of common stock, or 4.23% of the outstanding shares, including 6,300 shares owned by a trust over which he a trustee and has voting power only.

During the 60 days immediately preceding the filing of this amendment Mr. Bathon sold an aggregate of 32,700 shares of common stock, at $15.80 per share, in private transactions, including the sale of 6,300 shares to a trust over which he is a trustee and has voting power only.

                    [Remainder of page intentionally blank.]



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

March 26, 2003                            By:  /s/ Matthew G. Bathon
                                               ---------------------------------
                                                   Matthew G. Bathon
















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